UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                               FORM 12b-25
                       NOTIFICATION OF LATE FILING

(Check One): o Form 10-K o Form 11-K  o Form 20-F nForm 10-Q  o Form N-SAR

                 For Period Ended:     March 31, 1998

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form Shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Mendik Real Estate Limited Partnership
Full Name of Registrant

N.A.
Former Name if Applicable

3 World Financial Center, 29th Flr., NY, NY Attn: Andre Anderson
Address of Principal Executive Officer (Street and Number)

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   (a)     The reasons described in reasonable detail in
           Part III of this form could not be eliminated without unreasonable effort or expense;

X  (b)     The subject annual report or semi-annual report/portion
           thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof, could not be filed within the prescribed time period.

     The Form 10-Q for the above registrant was not completed for filing by May 15, 1998 due to current developments concerning this partnership which have resulted in insufficient time for proper review of the 10-Q report.


PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

           Malachy J. Duffy Jr.        (617)           573-1087
                (Name)              (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of
     the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to
     file such reports) been filed?      X Yes      No

     If answer is no, identify report(s).

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
     subject report or portion thereof?     Yes     X No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Mendik Real Estate Limited Partnership
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 15, 1998       By      /s/Mark Marcucci
                                    Mark Marcucci , Director and President
                                    NY Real Estate Services 1 Inc.

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. It the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                           GENERAL INSTRUCTIONS
1.   This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the
     General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amendment notification.